Matthew 25 Fund, Inc.
605 Cloverly Avenue
Jenkintown, PA  19046
215-884-4458



April 26, 2001


U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                        Re: Matthew 25 Fund, Inc. - CIK No. 0001003839 Request for Withdrawal of Registration Statement on Form N-1A, File No. 33-59488

Ladies and Gentlemen:

On April 25, 2001 we filed a Form N-1A which was accepted under accession number 0001003839-01-500006. This filing was submitted to you in error; we had intended to submit this filing as a 485BPOS, but had incorrectly submitted it as an N-1A. In making this error on April 25, 2001, we understand that a new 33 file number has been created. We would like to withdrawal this filing, and withdrawal this new file number, which was inadvertently submitted.

We respectfully request withdrawal of the above referenced Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.


                                            Sincerely,

                                            /s/ Mark Mulholland
                                            President
                                            Matthew 25 Fund, Inc.